Exhibit 99.6

SOG Specialty Knives

and Tools, LLC

Financial Report

December 31, 2011

Contents

Independent Auditor’s Report	1

Financial Statements

Balance Sheets	2

Statement of Operations	3

Statement of Members’ Equity	4

Statement of Cash Flows	5

Notes to Financial Statements	6-17

Supplementary Information

Independent Auditor’s and Accountant’s Report on the Supplementary Information	18

Statement of Operations for Pre-Acquisition and Post Acquisition	19

Notes to Pre-Acquisition Statement of Income (Reviewed)	20-23

McGladrey LLP

Independent Auditor’s Report

To the Board of Directors and Member

SOG Specialty Knives and Tools, LLC

Lynnwood Washington

We have audited the accompanying balance sheets of SOG Specialty Knives and Tools, LLC (a wholly owned subsidiary of SOG Specialty K&T Holdings, LLC) as of August 6, 2011 and December 31, 2011, and the related statements of operations, member’s equity and cash flows for the period August 6, 2011 through December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SOG Specialty Knives and Tools, LLC as of August 6, 2011 and December 31, 2011, and the results of its operations and its cash flows for the period August 6, 2011 through December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Seattle, Washington

June 27, 2012

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Financial

Statements

Balance Sheet

SOG Specialty Knives and Tools, LLC

December 31, 2011 and August 6, 2011

	December 31	August 6
Assets
Current Assets
Cash	$782,467	$222,747
Trade accounts receivable, net of allowance for doubtful accounts of $114,850 as of December 31	3,041,470	3,279,561
Inventories	6,302,346	7,765,669
Prepaid expenses	325,766	218,328
Total current assets	10,452,049	11,486,305
Property and Equipment, Net	710,924	733,019
Other Assets
Deferred financing costs, net	597,698	690,300
Intangible assets, net	18,323,638	18,828,737
Goodwill	10,984,431	10,984,431
Other assets	103,000	103,000
Total other assets	30,008,767	30,606,468
Total assets	$41,171,740	$42,825,792
Liabilities and Member’s Equity
Current Liabilities
Line of credit	$800,000	$823,643
Trade accounts payable	1,850,766	2,603,863
Accrued earnout liability, current	5,041,365	4,875,000
Accrued expenses	971,527	823,112
Capital lease obligation, current	14,939	14,939
Total current liabilities	8,678,597	9,140,557
Long-Term Liabilities
Accrued earnout liability, net of current	633,000	250,000
Notes payable to related party	18,399,000	18,399,000
Capital lease obligation, net of current	43,389	49,209
Total long-term liabilities	19,075,389	18,698,209
Total liabilities	27,753,986	27,838,766
Members’ Equity	13,417,754	14,987,026
Total liabilities and members’ equity	$41,171,740	$42,825,792

See notes to financial statements.

Statement of Operations

SOG Specialty Knives and Tools, LLC

For the Period August 6, 2011 Through December 31, 2011

Net Sales	$13,049,600
Cost of Goods Sold	8,966,339
Gross profit	4,083,261
Operating Expenses
Selling and marketing	1,695,000
General and administrative	2,221,287
Earnout adjustment	549,365
Total operating expenses	4,465,652
Loss from operations	(382,391)
Other Expense
Interest expense	1,186,881
Net loss	($1,569,272)

See notes to financial statements.

Statement of Members’ Equity

SOG Specialty Knives and Tools, LLC

For the Period August 6, 2011 Through December 31, 2011

Equity purchase of the Company, August 5, 2011	$14,987,026
Net loss	(1,569,272)
Balance at December 31, 2011	$13,417,754

See notes to financial statements.

Statement of Cash Flows

SOG Specialty Knives and Tools, LLC

For the Period August 6, 2011 Through December 31, 2011

Cash Flows from Operating Activities
Net loss	($1,569,272)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	603,157
Change in fair value of accrued earnout liability	549,365
Amortization of deferred financing fees	92,602
Changes in current assets and liabilities:
Trade accounts receivable	238,091
Inventories	1,463,323
Prepaid expenses	(107,438)
Trade accounts payable	(753,097)
Accrued expenses	148,415
Net cash provided by operating activities	665,146
Cash Flows from Investing Activities
Capital expenditures	(75,963)
Cash Flows from Financing Activities
Net payments on line of credit	(23,643)
Capital lease payments	(5,820)
Net cash used in financing activities	(29,463)
Net increase in cash	559,720
Cash
Beginning of period	222,747
End of year	$782,467
Supplementary Disclosure of Cash Flow Information
Cash paid during the year for interest	$1,094,280

See notes to financial statements.

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 1—Organization and Basis of Accounting

SOG Specialty Knives and Tools, LLC (the Company) was formed in the state of Delaware December 9, 2008. The Company is in the business of designing, manufacturing, packaging and distributing knives and specialty tools through a worldwide dealer network.

On August 5, 2011, SOG Specialty K&T Holdings, LLC (Holdings) acquired 100 percent of the Company’s outstanding interests. In connection with this business combination, the accounts of the Company have been adjusted using the push-down basis of accounting to recognize the net assets acquired in accordance with the acquisition method of the Business Combinations Topic of the FASB Accounting Standards Codification (primarily at their respective fair values with certain exceptions) (see Note 3). As a result, the Company’s results of operations and cash flows for any period prior to the business combination are not comparable with those after the business combination and, therefore, the financial statements for the period before August 6, 2011, have not been presented in these financial statements.

Note 2—Summary of Significant Accounting Policies

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses in the reporting period. Actual amounts could differ from those estimates. Significant estimates include fair value of net assets acquired, bad debt and return allowances, lives for tangible and definite-lived intangible assets, inventory valuations and reserves, and earnout contingencies.

Trade Accounts Receivable

Sales are made to approved customers on an open-account basis. Receivables are generally unsecured. The Company monitors credit limits and payment habits of its customers to mitigate risk of loss from uncollectible accounts.

Trade accounts receivable are stated at the original invoice amount. Management maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay through a charge to earnings and a credit to the allowance based on their assessment of the current status of individual accounts and the overall aging of the receivables. Trade accounts receivable are written off when deemed uncollectible and recoveries of trade accounts receivable previously written off are recorded as a reduction of bad debt expense when received. The Company has established credit policies and historically the losses related to customer nonpayment have been low as a percentage of sales.

(continued)

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 2—Summary of Significant Accounting Policies (continued)

Trade Accounts Receivable (concluded)

The Company entered into a receivables factoring agreement with a bank (purchaser) whereby all of a major customer’s receivables are submitted and sold to the purchaser upon product shipment. The receivables are sold at a discount reflecting LIBOR plus a spread (1.25 percent). The purchaser receives all cash collections. The spreads are evaluated periodically by the purchasers. The factoring arrangement typically accelerates collections of accounts receivable by 50 to 55 days from the customer’s payment due date according to the terms of sale. Total discounts were approximately $6,000 for the period ended December 31, 2011. At December 31, 2011, the LIBOR was 0.2836 percent. The discounts are included with general and administrative expense on the statement of operations.

Concentration of Business and Credit Risk

The Company is subject to concentrations of credit risk through its cash and trade accounts receivable. Credit risk, with respect to trade accounts receivable is minimized due to the diversification of the Company’s customer base and its geographical dispersion. The concentration of credit risk is equal to the outstanding trade accounts receivable balances, and such risk is subject to the financial and industry conditions of the Company’s customers. The Company does not require collateral or other securities to support trade accounts receivable. Cash is placed with reputable financial institutions; however, at times, deposits may exceed federally insured limits.

For the period ended December 31, 2011, revenue from two customers totaled 29 percent of revenue. Accounts receivable for these customers at December 31, 2011, was approximately $400,000.

The Company purchases a significant quantity of product materials from suppliers outside the United States at prices that are determined by contract. Fluctuation of foreign currency exchange rates exposes the Company to changes in inventory costs and gross margins. For the period ended December 31, 2011, purchases from two suppliers totaled 64 percent of inventory purchases. Management believes that other suppliers could provide the necessary products; however, such a change may result in manufacturing delays.

Inventories

Inventories are valued at the lower of cost or market, determined by the first-in, first-out method. Inventory reserves are recorded for excess quantities, obsolescence and adjustments to present inventory at the lower of cost or market. Reserves totaled $50,000 as of December 31, 2011.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. The estimated useful lives of machinery, equipment, furniture and fixtures are five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining term of the lease. Expenditures that materially increase the lives of assets are capitalized. The cost and related accumulated depreciation or amortization of property sold or retired are removed from the accounts and resulting gains or losses are included in operations. Minor repairs and maintenance are charged to expense as incurred.

(continued)

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 2—Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company recognized intangible assets as a result of the transaction (see Note 3). These assets consist of trade names, developed technology, customer relationships, and a noncompete agreement. Amounts are subject to amortization on the straight-line basis over their estimated useful lives. Management assesses the carrying value of intangible assets for potential impairment when an event occurs or circumstances change which suggests the carrying value of the assets may be greater than their fair value. Significant costs to renew or extend the term of certain intangible assets, primarily trademarks, will be capitalized and recognized over the renewal term.

Goodwill

The Company has recognized goodwill as a result of the transaction (see Note 3). Goodwill is not amortized, but is tested for impairment annually, or when an event occurs or circumstances change that could likely reduce the fair value of a reporting unit below its carrying value. The determination of fair value is generally based on either market approach values or discounted estimated future cash flows. The determination of fair value is sensitive to the assumptions and estimates used. Accordingly, any changes in such assumptions or estimates could have a material impact on the resulting fair value and, thus, the assessment of impairment, if any. Likewise, any decrease in the market approach values or discounted estimated future cash flows resulting from future events or lower performance than considered in the various assumptions or estimates used could result in future impairment charges. The Company’s impairment analysis is performed at December 31 of each year. Management has determined there is no impairment at December 31, 2011.

Valuation of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the assets to their estimated fair value based on either the present value of estimated expected future cash flows or the anticipated realizable market value.

Income Taxes

The Company is an LLC (taxable as a partnership for U.S. tax purposes). Accordingly, taxable income or loss generated by its activities is reported on the tax returns of its members. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

(continued)

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 2—Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue from the sale of the Company’s products is recognized at time of transfer of title to the customer. Revenue is reduced by amounts relating to promotional rebates, volume rebates, cash discounts and returns. These sales incentives and promotions totaled approximately $566,740 for the period ended December 31, 2011.

Cost of Goods Sold

Cost of goods sold includes purchases, depreciation, changes in product inventory, other production costs and delivery costs. Other production costs include direct labor, overhead, repairs and maintenance, and supplies used in the production process.

Shipping and Delivery

The Company incurs shipping and delivery costs in the delivery of products to its customers. These costs are included in selling and marketing expenses. In certain circumstances, shipping and delivery costs are billed to and paid for by the customer. The shipping and delivery expenses for the period ended December 31, 2011, totaled $313,935.

Operating Expenses

Operating expenses consist primarily of compensation costs, amortization expense, expenses for rent, business and property taxes, marketing, and other general operating expenses.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the period ended December 31, 2011, was $81,631. Additionally, the Company offers advertising rebate programs with customers, whereby, if a customer advertises Company related products and provides evidence of advertising, the Company provides certain incentives to the customers in the form of credits against future orders. The Company records the value of these credits in the year the advertising occurred and recognized total expense related to these programs of $329,523 for the period ended December 31, 2011.

Management Agreements

The Company entered into management agreements with each of the majority members of Holdings on August 5, 2011, which requires the Company to pay management fees quarterly equal to amounts ranging from $125,000 to $150,000 depending on trailing 12-month EBITDA (earnings before interest, taxes, depreciation, and amortization). The agreement has a term of seven years with an automatic one-year extension unless notice is given by the parties. Management fees for the period ended December 31, 2011, were $201,923.

(continued)

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 2—Summary of Significant Accounting Policies (concluded)

Fair Value of Financial Instruments

The Company’s significant financial assets and liabilities include cash, accounts receivable, accounts payable, accrued liabilities and debt. Cash, accounts receivable and accounts payable arise in the normal course of business and approximate fair value because of the short-term nature and expected realization of such accounts. The Company’s revolving line of credit has a variable interest rate. Compared to current rates for credit facilities of a similar nature and degree of risk, the carrying value of the revolving line of credit approximates fair value. The book value of the Company’s long-term debt is estimated by management to approximate fair value based on borrowing rates currently available to the Company for loans with similar terms and maturities.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) issued guidance to amend and simplify the rules related to testing goodwill for impairment. The revised guidance allows an entity to make an initial qualitative evaluation, based on the entity’s events and circumstances, to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. The results of this qualitative assessment determine whether it is necessary to perform the currently required two-step impairment test. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is allowed. The Company has elected to early adopt this pronouncement for the period ended December 31, 2011.

In May 2011, the FASB issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The Company does not expect the adoption of this pronouncement to have a material effect on its financial statements.

Note 3—Change in Control

Effective August 5, 2011, with the close of business, 100 percent of the Company’s outstanding equity interests of the Company were acquired by Holdings. The purchase was accounted for by Holdings under the purchase method of accounting and push-down accounting was applied to the Company. The purchase consideration was $38.4 million, consisting of $31.5 million in cash, $4.9 million in earnout contingency and $2 million of equity consideration related to 2,600 units in Holdings. The Company engaged a third-party valuation specialist to complete a valuation to determine the value of the intangible assets acquired based on their estimated fair market values August 5, 2011. The fair value of the equity was determined using the discounted cash flow methodology and was discounted to reflect the holder’s lack of majority control and marketability restrictions. The results of operations since August 6, 2011 (Holdings’ first day of ownership), have been included on the accompanying statement of operations, member’s equity and cash flows. Costs of the transaction, other than debt issuance costs of $690,300, were paid by Holdings; therefore, no transaction costs have been recorded on the statement of operations.

(continued)

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 3—Change in Control (concluded)

The purchase price of $38.4 million exceeded the fair value of net assets acquired, resulting in goodwill. The goodwill consists largely of a premium paid for high growth and profitability expectations of the Company. In accordance with the push-down basis of accounting, the Company’s net assets were adjusted to their fair values, including an adjustment of $2,421,370 (unaudited) to increase inventory to fair value, as of the date of acquisition, which resulted in the following:

Cash	$222,747
Accounts receivable	3,279,561
Inventories	7,765,669
Other current assets	141,405
Property and equipment	733,019
Intangible assets	18,828,737
Other assets	103,000
Liabilities assumed	(3,435,417)
Earnout liability assumed	(250,000)
Total identifiable net assets acquired	27,388,721
Goodwill	10,984,431
Total	$38,373,152

The above transaction calls for an earnout payment of up to $6,000,000 contingent on the achievement of certain EBITDA targets for the years ended December 31, 2011 and 2012, or completion of a transaction that effects a relevant change of control which closes in either of the years 2011 or 2012. The fair value of the payment was determined to be approximately $4.9 million, as part of the acquisition accounting. A previous purchase made in 2010 for Tool Logic, Inc. calls for an earnout payment of up to $800,000 on the achievement of certain revenue targets for 2012, 2013 and 2014. The fair value of this earnout payment was determined to be $250,000, as part of the acquisition accounting. During the period ended December 31, 2011, the Company anticipates approximately $5,041,365 will ultimately be paid in 2012 and approximately $633,000 will be paid in 2013 and 2014; therefore, the Company adjusted the accrued earnout liability as of December 31, 2011 (see Note 11). The contingent consideration liability is adjusted to fair value at each reporting period until payment is made with the changes in the fair value recognized as a period expense.

Note 4—Inventories

Inventories consist of the following at December 31 and August 6, 2011:

	December 31	August 6
Raw materials	$2,246,067	$1,764,984
Finished goods	2,695,264	5,066,521
Inventories in transit	1,361,015	934,164
Total inventories	$6,302,346	$7,765,669

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 5—Property and Equipment

Property and equipment consist of the following at December 31 and August 6, 2011:

	December 31	August 6
Machinery and tooling	$572,007	$496,984
Computer equipment and software	81,560	81,701
Office equipment and other	147,596	146,096
Transportation equipment	8,238	8,238
	809,401	733,019
Less accumulated depreciation	98,477	—
Property and equipment, net	$710,924	$733,019

Depreciation expense on property and equipment for the period ended December 31, 2011, was $98,477.

Note 6—Intangible Assets

Customer Relationships

Customer relationships represent the estimated fair value of customer relationships obtained in business acquisitions. The excess earnings method is considered by management to represent the fair value of customer relationships. The excess earnings look at projected discounted cash flows of the customer relationships, considering estimated attrition rates. Customer relationships are being amortized over 25 years.

Developed Technology

Developed technology represents the estimated fair value of internally developed technology and designs incorporated in the products obtained in business acquisitions. The relief of royalty income method is considered by management to represent the fair value of the developed technology as it looks at the income streams that would result if the technology was licensed from a third party. Developed technology is being amortized over 10 years.

Trade Name

Trademarks represent the estimated fair value of exclusive rights to specified registered trademarks, trade names and domain names obtained in business acquisitions. The relief of royalty income method and market information is considered by management to represent the fair value of these trademarks. Trademarks are being amortized over 15 years.

(continued)

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 6—Intangible Assets (concluded)

Noncompete Agreement

Noncompete agreement represents the estimated fair value of the noncompete agreement entered into during a business combination. The estimated discounted cash flows of potential lost revenues in the absence of the noncompete agreements were considered by management to represent the fair value of the agreement. The noncompete agreement is being amortized over 3.5 years.

Definite-lived intangibles consist of the following at December 31, 2011:

	Weighted- Average (Years)	Cost	Accumulated Amortization	Net Cost
Customer relationships	25.0	$6,809,722	($109,712)	$6,700,010
Developed technology	10.0	5,358,482	(215,828)	5,142,654
Trade name	15.0	6,652,469	(178,631)	6,473,838
Noncompete agreement	3.5	8,064	(928)	7,136
		$18,828,737	($505,099)	$18,323,638

Amortization expense totaled $505,099 for the period ended December 31, 2011.

Future amortization of definite-lived intangibles is expected to be recognized over a weighted-average period of 15 years and is as follows for future years ending December 31 and thereafter:

2012	$1,254,039
2013	1,254,039
2014	1,254,039
2015	1,251,959
2016	1,251,735
Thereafter	12,057,827
Total	$18,323,638

Note 7—Bank Line of Credit

At December 31, 2011, the Company had up to $2,500,000 available in a revolving credit line with a commercial bank. The principal balance outstanding on the line of credit is limited to certain borrowing base requirements. The line of credit was subject to renewal February 5, 2012, and subsequent to year-end, has been renewed to July 5, 2012. The Company is in the process of refinancing the credit line. The terms of the credit agreement require interest to accrue at the bank’s prime plus 3.25 percent (5.25 percent at December 31, 2011), and is paid monthly. The line of credit is collateralized by certain finished goods inventories and certain domestic trade accounts receivable of the Company. The loan is guaranteed by Holdings. There was $800,000 and $823,643 outstanding under the line of credit as of December 31, 2011 and August 6, 2011, respectively.

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 8—Capital Lease Obligations

The Company has two capital lease agreements for machinery and tooling related to the manufacture of the Company’s products. Monthly payments under the capital leases total $1,427, including interest at an implicit rate of 13 percent. Assets under capital leases are included in property and equipment were approximately $59,000, net of accumulated depreciation, as of December 31, 2011. These assets are amortized over the estimated useful lives.

Minimum payments under capital lease for future years ending December 31 are as follows:

2012	$17,129
2013	17,129
2014	17,129
2015	17,129
Total minimum lease payments	68,516
Less amount representing interest	10,188
Present value of capital lease payments	58,328
Less current portion	14,939
$43,389

Note 9—Notes Payable to Related Party

In conjunction with the business acquisition (see Note 3), the Company entered into two note agreements with a member of Holdings totaling $18,399,000, described as follows:

Term A note agreement with member of Holdings, maturing August 4, 2016; interest payable monthly commencing September 1, 2011, at a rate equal to LIBOR plus 11.25 percent provided that in no event the interest be lower than 13.25 percent. On each interest payment date after December 31, 2012, and prior to maturity date, in lieu of payment of the interest in part or whole, paid-in-kind may be made by adding such amount to the principal amount of the note.	$6,199,500
Term B note agreement with member of Holdings, maturing August 4, 2016; interest payable monthly commencing September 1, 2011, at a rate equal to LIBOR plus 12.75 percent provided that in no event the interest be lower than 14.75 percent. On each interest payment date after December 31, 2012, and prior to maturity date, in lieu of payment of the interest in part or whole permit payment of paid-in-kind by adding such amount to the principal amount of the note.	12,199,500
Total notes payable to related party	$18,399,000

(continued)

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 9—Notes Payable to Related Party (concluded)

The note agreements stipulate if the Company prepays any portion of the note prior to August 5, 2012, the Company would be required to pay a prepayment penalty. In addition, the note agreements stipulate upon change of control or prepayment of the amounts outstanding of Term A and Term B prior to maturity date, the Company would pay to the member an exit fee in the amount equal to 3 percent per annum on the greater of the 1) Term A outstanding and $4,649,625 and 2) Term B outstanding and $9,149,625. The exit fee shall survive termination of the repayment of the obligations. The Company has assessed the probability of payment on the prepayment or exit fee, as defined in the agreement, and has determined it is not likely the notes payable would be paid before maturity date. A change of control is uncertain and, as a result, no amounts have been accrued for the prepayment penalty or exit fee.

The note agreements limit capital expenditures and contain certain financial covenants for which the Company must comply related to EBITDA (as defined in the agreements).

Note 10—Commitments

Operating Leases

The Company leases the main facility from a member of Holdings. The lease agreement has an initial term maturing December 31, 2013, but can be renewed by the Company for three additional consecutive periods of two years each. Each renewal term will be on the same terms and conditions as the initial term, except that base rent will equal 90 percent of fair market rent. Base rent for the initial lease term is $18,900 per month plus certain costs. At December 31, 2011, future annual minimum lease payments under the lease are $226,800 for fiscal years 2012 through 2013.

The Company also leases space from an unrelated entity. The lease agreement was entered into January 1, 2011, and the term is one year. The lease term rolls over to the next year and expires December 31, 2012. The lease allows for annual renewals. The monthly base rent is $8,669 and future minimum lease payments under this lease are $104,028.

Total rent expenses under lease agreements for the period ended December 31, 2011, were approximately $152,184.

License Agreements

The Company has several license agreements which the Company is obligated to pay either a percentage of the sales price or a set price per unit sold for every product sold that incorporates the patented design identified in the license agreements. The terms of the agreements run concurrent with the term of the underlying patents. License agreement expense under these licenses for the period ended December 31, 2011, was $54,576.

Purchase Commitments

The Company purchases supplies for their products from various vendors. As of December 31, 2011, the Company had outstanding purchase orders totaling approximately $8,083,841 for inventory on order and expected to be received within the following year.

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 11—Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the ASC applies to all assets and liabilities that are being measured and reported on a fair value basis. It requires disclosure that establishes a framework for measuring fair value in generally accepted accounting practices, and expands disclosure about fair value measurements. This topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The topic requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

•	Level 1: Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

•	Level 2: Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or can be derived principally from or corroborated by observable market data.

•	Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company’s accrued earnout liability (see Note 3) is classified in accordance with ASC 820 as a Level 3 liability as the amount is determined using a present value calculation using a probability-weighted analysis based on the expected achievement of factors related to the contingent payment.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Accrued earnout liability	$5,674,365	$—	$—	$5,674,365

The accrued earnout liability consists of amounts recorded in connection with the acquisition (see Note 3). The amounts were originally recorded based on the present value of the contingent consideration liability at the acquisition date. As of December 31, 2011, management reassessed the fair value of the liability based on updated expectations and probability of the payment of the liability and recorded an increase in the fair value of the accrued earnout liability. The remeasurement of the earnout liability increased general and administrative expenses by $454,000 for the period ended December 31, 2011.

	Beginning/ Initial Fair Value	Realized Expense	Ending Fair Value
Total accrued earnout liability	$5,125,000	$549,365	$5,674,365

Notes to Financial Statements

SOG Specialty Knives and Tools, LLC

December 31, 2011

Note 12—Employee Benefit Plan

The Company has a qualified 401(k) and profit sharing plan (the Plan). The Plan is for eligible full-time employees who are over the age of 21, with at least one year of service. The participant must have at least 1,000 hours of service in a Plan year. The Company may make discretionary contributions to the Plan. The Company made no discretionary profit sharing contributions to the Plan for the period ended December 31, 2011.

Note 13—Subsequent Events

In January 2012, Holdings established an executive unit plan (the SOG Plan). The SOG Plan is for any employee, officer, director, manager and/or consultant of the Company, pursuant to which awards of Holdings Class C units may be granted. The total number of units available for awards is 1,905. In January 2012, units granted totaled 1,142. The stock-based compensation related to the incentive units will be recorded on the statement of operations of the Company, as a component of general and administrative expenses. There was no compensation expense recognized during the period August 6, 2011 through December 31, 2011, as no units were granted prior to December 31, 2011.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 27, 2012, the date the financial statements were available to be issued. No additional items require disclosure.

Supplementary

Information

McGladrey LLP

Independent Auditor’s and Accountant’s Report on the Supplementary Information

To the Board of Directors and Member

SOG Specialty Knives and Tools, LLC

Lynnwood Washington

Our audit was conducted for the purpose of forming an opinion on the financial statements as of and for the period August 6, 2011 through December 31, 2011, as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information as of December 31, 2011, and for the period August 6, 2011 through December 31, 2011, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information as of and for the period August 6, 2011 through December 31, 2011, is fairly stated in all material respects in relation to the financial statements as a whole.

We have reviewed the accompanying supplementary statement of income for the period January 1, 2011 through August 5, 2011, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All of the information included in these financial statements is the representation of the management of SOG Specialty Knives and Tool, LLC.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of income for January 1, 2011 through August 5, 2011, in order for it be in conformity with accounting principles generally accepted in the United States of America.

Seattle, Washington

June 27, 2012

Member of RSM International network, a network of independent accounting, tax and consulting firms.

Statement of Operations for Pre-Acquisition and Post Acquisition

SOG Specialty Knives and Tools, LLC

For the Period Ended December 31, 2011

	For the Period August 6, 2011 Through December 31, 2011 (Audited)	For the Period January 1, 2011 Through August 5, 2011 (Reviewed)	Total* (Memorandum Only)
Net Sales	$13,049,600	$16,261,677	$29,311,277
Cost of Goods Sold	8,966,339	8,724,778	17,691,117
Gross profit	4,083,261	7,536,899	11,620,160
Operating Expenses
Selling and marketing	1,695,000	2,135,094	3,830,094
General and administrative	2,221,287	3,538,453	5,759,740
Earnout adjustment	549,365	—	549,365
Total operating expenses	4,465,652	5,673,547	10,139,199
Income (loss) from operations	(382,391)	1,863,352	1,480,961
Other Expense
Interest expense	1,186,881	308,918	1,495,799
Other, net	—	40,842	40,842
Total other expense	1,186,881	349,760	1,536,641
Net income (loss)	($1,569,272)	$1,513,592	($55,680)

*	Represents the results of operations for the 12-month period ended December 31, 2011. Due to the acquisition of the Company on August 5, 2011, by Holdings and the application of pushdown accounting (as discussed further in Note 3 to the Notes to the Financial Statements), different bases of accounting have been used to prepare the January 1, 2011 through August 5, 2011, income statement and the August 6, 2011 through December 31, 2011, income statement. As a result of these different bases of accounting, these periods are not comparable to one another. The results presented for the 12-month period from January 1, 2011 through December 31, 2011, are not necessarily indicative of those that would have been reported if the acquisition had occurred January 1, 2011. The significant differences include for instance, management fees and those that resulted from pushdown accounting, including changes in earnout contingencies, increased depreciation and amortization of certain tangible and intangible assets and inventory recorded at fair value.

Notes to Pre-Acquisition Statement of Income (Reviewed)

SOG Specialty Knives and Tools, LLC

August 5, 2011

Note 1—Organization and Basis of Accounting

SOG Specialty Knives and Tools, LLC (the Company) was formed in the state of Delaware December 9, 2008. The Company is in the business of designing, manufacturing, packaging and distributing knives and specialty tools through a worldwide dealer network. The Company was wholly owned by MCC (SOG) Holdings, LLC until the end of the day August 5, 2011 (see Note 3).

Note 2—Summary of Significant Accounting Policies

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses in the reporting period. Actual amounts could differ from those estimates. Significant estimates include bad debt and returns, depreciation and amortization for tangible and definite-lived intangible assets, and inventory valuations and reserves.

Revenue Recognition

Revenue from the sale of the Company’s products is recognized upon the shipment of product or at time of transfer of title to the customer. Revenue is reduced by amounts relating to promotional rebates, volume rebates, cash discounts and returns. These sales incentives and promotions totaled approximately $859,355 for the period ended August 5, 2011.

Cost of Goods Sold

Cost of goods sold includes purchases, depreciation, changes in product inventory, other production costs and delivery costs. Other production costs include direct labor, overhead, repairs and maintenance, and supplies used in the production process.

Shipping and Delivery

The Company incurs shipping and delivery costs in the delivery of products to its customers. These costs are included in selling and marketing expenses. In certain circumstances, shipping and delivery costs are billed to and paid for by the customer. The shipping and delivery expenses for the period ended August 5, 2011, totaled $351,287.

Operating Expenses

Operating expenses consist primarily of compensation costs, amortization expense, expenses for rent, business and property taxes, marketing, and other general operating expenses.

(continued)

Notes to Pre-Acquisition Statement of Income (Reviewed)

SOG Specialty Knives and Tools, LLC

August 5, 2011

Note 2—Summary of Significant Accounting Policies (continued)

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the period ended August 5, 2011, was $134,484. Additionally, the Company offers advertising rebate programs with customers, whereby, if a customer advertises Company related products and provides evidence of advertising, the Company provides certain incentives to the customers in the form of credits against future orders. The Company records the value of these credits in the year the advertising occurred and recognized total expense related to these programs of $366,903 for the period ended August 5, 2011.

Depreciation

Depreciation on property and equipment is computed using the straight-line method based upon the estimated useful lives of the assets. The estimated useful lives of machinery, equipment, furniture and fixtures are five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining term of the lease. The cost and related accumulated depreciation or amortization of property sold or retired are removed from the accounts and resulting gains or losses are included in operations. Minor repairs and maintenance are charged to expense as incurred. Depreciation expense on property and equipment for the period ended August 5, 2011, was $143,201.

Amortization

Amortization expense related to intangible assets is computed using the straight-line method based upon the estimated useful lives of the assets. For the pre-acquisition period, customer relationships are being amortized over 10 years, developed technology is being amortized over ten years, trademarks are being amortized over 15 years and the noncompete agreement is being amortized over five years.

Amortization expense totaled $389,677 for the period ended August 5, 2011.

Management Fees

The Company entered into a management agreement with MCC Capital, a related party, on January 7, 2009, which requires the Company to pay management fees quarterly equal to 0.0075 times net sales from the preceding 12 calendar month period prior to the payment date. The agreement has a term of one year with automatic one-year extensions unless notice is given by either party. Management fees for the period ended August 5, 2011, were $359,076.

(continued)

Notes to Pre-Acquisition Statement of Income (Reviewed)

SOG Specialty Knives and Tools, LLC

August 5, 2011

Note 2—Summary of Significant Accounting Policies (continued)

Interest Expense

Interest accrues on a revolving credit line the Company has with a commercial bank. The balance available on the revolving credit line was $3,000,000 and at August 5, 2011, the balance was $1,701,631. Interest accrues at the British Bankers Association LIBOR plus 3 percent (3.27 percent at August 5, 2011) and is paid monthly.

Interest accrues on notes payable the Company has with related parties totaling $5,355,000 at August 5, 2011. The interest accrues at a rate of 8.5 percent annually.

Interest accrues on two capital lease obligations the Company has for machinery and tooling in the amount due at August 5, 2011, of $64,148 at an implicit rate of 13 percent.

Interest expense was $308,918 for the period ended August 5, 2011.

Operating Leases

The Company leases the main facility from a member of the Company. The lease agreement has an initial term maturing December 31, 2013, but can be renewed by the Company for three additional consecutive periods of two years each. Each renewal term will be on the same terms and conditions as the initial term, except that base rent will equal 90 percent of fair market rent. Base rent for the initial lease term is $18,900 per month plus certain costs. At August 5, 2011, future annual minimum lease payments under the lease are $75,600 for the remaining of 2011 and $226,800 for each fiscal years 2012 through 2013.

The Company also leases storage space from an unrelated entity. The lease agreement was entered into January 1, 2011, and the term is one year. The lease term rolls over to the next year and expires December 31, 2012. The lease allows for annual renewals. The monthly base rent is $8,669 and future minimum lease payments under this lease are $34,676 for the remainder of 2011 and $104,028 for 2012.

Total rent expenses under lease agreements for the period ended August 5, 2011, were approximately $229,425.

License Fees

The Company has several license agreements which the Company is obligated to pay either a percentage of the sales price or a set price per unit sold for every product sold that incorporates the patented design identified in the license agreements. The terms of the agreements run concurrent with the term of the underlying patents. License agreement expense under these licenses for the period ended August 5, 2011, was $54,124.

(continued)

Notes to Pre-Acquisition Statement of Income (Reviewed)

SOG Specialty Knives and Tools, LLC

August 5, 2011

Note 2—Summary of Significant Accounting Policies (concluded)

Employee Benefit Plan Expense

The Company has a qualified 401(k) and profit sharing plan (the Plan). The Plan is for eligible full-time employees who are over the age of 21, with at least one year of service. The participant must have at least 1,000 hours of service in a Plan year. The Company may make discretionary contributions to the Plan. The Company made no discretionary profit sharing contributions to the Plan for the period ended August 5, 2011.

Income Taxes

The Company is an LLC (taxable as a partnership for U.S. tax purposes). Accordingly, taxable income or loss generated by its activities is reported on the tax returns of its members. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Note 3—Subsequent Events

On August 5, 2011, SOG Specialty K&T Holdings, LLC (Holdings) acquired 100 percent of the Company’s outstanding interests. In connection with this business combination, the accounts of the Company have been adjusted using the push-down basis of accounting to recognize the net assets acquired in accordance with the acquisition method of the Business Combinations Topic of the FASB Accounting Standards Codification (primarily at their respective fair values with certain exceptions). As a result, the Company’s results of operations and cash flows for any period prior to the business combination are not comparable with those after the business combination.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 27, 2012, the date the financial statements were available to be issued. No additional items require disclosure.